16

     PAGE 1


               SECURITIES AND EXCHANGE COMMISSION


                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1997

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934


For the transition period from ___________________ to
_________________


Commission file number 1-44


  A.Full title of the plan and the address of the plan, if different from that of the issuer named below:


      ADM SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES


  B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525
1
     PAGE 2

      ADM Savings And Investment Plan For Hourly Employees

           Audited Financial Statements and Schedules

                   December 31, 1997 and 1996




Report of Independent
Auditors.......................................               3

Audited Financial Statements and Schedules

Statements of Net Assets Available for
Benefits......................                                4
Statements of Changes in Net Assets Available for
Benefits...........                    5
Notes to Financial
Statements........................................            6
Schedule Item 27a--Schedule of Assets Held for Investment
Purposes...                                                  11
Schedule Item 27d--Schedule of Reportable
          Transactions................ 13



2

     PAGE 3
                 Report of Independent Auditors


Administrative Committee
ADM Savings and Investment Plan for Hourly Employees
Decatur, Illinois


We have audited the accompanying statements of net assets available for benefits of the ADM Savings and Investment Plan for Hourly Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ ERNST & YOUNG LLP
                                        ERNST & YOUNG LLP
Minneapolis, Minnesota

May 11, 1998
3
     PAGE 4
      ADM Savings and Investment Plan for Hourly Employees

         Statements Of Net Assets Available for Benefits


[CAPTION]

                                               December 31
                                            1997         1996
                                    ___________________________
Assets
 Cash/(cash overdraft)               $         53$   (13,414)

 Investments (Note 1)
  Cash equivalents                        110,887     46,579

  Archer Daniels Midland Company common
    stock                              42,164,474 34,659,240

  Pfizer Incorporated common stock      5,676,108  3,807,293

  Commingled fixed income funds           323,288    335,087

  Equity mutual funds                     691,940    308,238

  Commingled capital contract fund        193,303    171,358

  Participant loans                       277,651          -
                                        __________ __________
                                        49,437,651 39,327,795
 Contributions receivable from employer   338,590    244,851

 Contributions receivable from employees  515,508    367,079
                                        __________ __________

Net assets available for benefits      $50,291,802$39,926,311
                                        ========== ==========

See accompanying notes.
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     PAGE 5
      ADM Savings and Investment Plan for Hourly Employees

    Statement of Changes in Net Assets Available for Benefits
[CAPTION]

                                     Year ended December 31
                                        1997        1996

                                 ___________________________
Additions:
Contributions from Archer Daniels
 Midland Company (Note 2)           $ 3,426,203 $3,012,891
Contributions from participating
 employees (Note 2)                   5,907,860  4,548,248
 Transfer of Assets From Qualified
Merged Plan                             390,069        -
Dividend and interest income          2,582,368  1,694,123
                                     __________  _________
                                     12,306,500  9,255,262
Deductions:
Benefit payments
 Common stock                         1,313,699    464,947
 Cash                                 2,828,525  1,824,569
                                     __________  _________
                                      4,142,224  2,289,516
                                     __________  _________
                                      8,164,276  6,965,746
Net realized and unrealized
  appreciation in fair value
  of investments                      2,201,215  6,710,219
                                     __________ __________
Net increase                         10,365,491 13,675,965

Net assets available for benefits
 at beginning of year                39,926,311 26,250,346
                                     __________ __________
Net assets available for benefits
 at end of year                     $50,291,802$39,926,311
                                     ========== ==========

See accompanying notes.
5


   PAGE 6
      ADM Savings And Investment Plan For Hourly Employees

                  Notes to Financial Statements

                        December 31, 1997

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

General

The Plan is a defined contribution plan available to
substantially all hourly employees of the Company who have
completed one year of service.  The
6
   PAGE 7

      ADM Savings And Investment Plan For Hourly Employees

            Notes to Financial Statements (continued)


Plan is subject to the provisions of the Employee Retirement
Income Security Act of 1974 (ERISA).   Participants should refer
to the Plan agreement for a more complete description of the Plan's provisions.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.

Contributions

Under the terms of the Plan, employees electing to participate can generally contribute from 1% up to as much as 10% of their compensation as defined by the Plan document to the Plan, the maximum determined by the participant's participating location. The Company match varies by location. Substantially all contributions are received from the Company in the form of Archer Daniels Midland Company common stock as determined by location and all contributions are immediately vested to the participant. Employees should refer to the appendix to the Plan applicable to their participating location for more complete information regarding employee contribution and employer match limitations.

Participant Loans

Effective January 1, 1997, participants may borrow from their fund accounts a minimum of $1,000 up to the lessor of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. A maximum of one loan may be outstanding to a participant at one time.

Loans are allowed only for education, medical expenses, and primary home purchases. An education loan or a medical expense loan is available for up to 5 years, and a home purchase loan is available for up to 10 years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent. Principal and interest is repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawals

The full value of an employee's account is payable following termination of employment.  Withdrawal of shares acquired under
401(k) provisions is subject to hardship restrictions.
7


     PAGE 8

      ADM Savings And Investment Plan For Hourly Employees

            Notes to Financial Statements (continued)


Plan Mergers

During the year ended December 31, 1997, the assets and liabilities of savings plans covering the hourly employees of recently acquired ADM subsidiaries were merged into the plan, as is the policy of ADM.


3.   Investments

The Plan's investments are held by a bank administered trust fund. During 1997 and 1996, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:
[CAPTION]

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                         ______________________________________
Year ended December 31, 1997
 Cash equivalents             $        -        $    110,887
 Archer Daniels Midland Company
   common stock                (495,194)          42,164,474
 Pfizer Incorporated common stock2,678,724         5,676,108
 Commingled fixed income fund      1,160             323,288
 Equity mutual funds               3,736             691,940
 Commingled Capital Contract Fund 12,789             193,303
 Participant loans                     -             277,651
                               _________          __________
                              $2,201,215        $ 49,437,651
                               =========          ==========
Year ended December 31, 1996
 Cash equivalents             $        -        $     46,579
 Archer Daniels Midland Company
   common stock                5,823,092          34,659,240
 Pfizer Incorporated common stock862,691           3,807,293
 Commingled fixed income fund    (8,264)             335,087
 Equity mutual funds              20,605             308,238
 Commingled Capital Contract Fund 12,095             171,358
                              __________          __________
                              $6,710,219        $ 39,327,795
                              ==========          ==========

     8
     PAGE 9
      ADM Savings And Investment Plan For Hourly Employees

            Notes to Financial Statements (continued)



At December 31, 1997 and 1996, the fair value of the Archer
Daniels Midland Company common stock and the Pfizer Incorporated common stock each represented 5% or more of the Plan's net assets.


4.   Transactions with Parties-in-Interest

During the two years ended December 31, 1997, the Plan had the following transactions related to Archer Daniels Midland
Company common stock:


                                          1997        1996
                                         _______________________

  Number of common shares contributed  451,784      388,674
  Number of common shares purchased     17,898       17,309
  Cost of common shares purchased     $367,240     $336,076
  Cash dividends received             $350,175     $281,073
  Shares received through stock dividends88,251      71,004

  Number of common shares sold         103,132       84,332
  Market value of common shares sold$2,129,733   $1,675,050
  Cost of common shares sold        $1,324,138   $1,201,657

5.                                         Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

6.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated April 5, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the Code.

Distributions of benefits to participants, their estates or
beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.
9


     PAGE 10

7. Year 2000 Issue (unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the
project to be substantially complete by early 1999.   The Plan
Sponsor does not expect this project to have a significant effect on plan operations.

8. Subsequent Events

The Company intends to convert the Plan to an employee stock ownership plan (ESOP), effective April 1, 1998. Most features of the plan, including employee and employer contributions, loans and withdrawal and distribution options will remain unchanged. IRS regulations require ESOPs to offer investment options to employees age 55 and older with 10 or more years of service.

10
     PAGE 11
      ADM Savings And Investment Plan For Hourly Employees

                        EIN:  41-0129150

                           Plan:  027
    Item 27a--Schedule of Assets Held for Investment Purposes

                        December 31, 1997
[CAPTION]

                         Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or
   Similar Party         Maturity Value     Cost    Current Value


National City Bank-Prime
 Cash Money Market Fund * 94,073 units $    94,073$    94,073

Vista Premier US Government
  Money Market Fund          8,696 units      8,696      8,696

Frank Russell--Short-term
 Investment Fund             8,118 units      8,118      8,118
                                          _________  _________
                                            110,887    110,887
Archer Daniels Midland
  Company *                1,944,138 shares
                           of common stock31,351,38642,164,474

Pfizer Incorporated        76,125 shares
                           of common stock  707,121  5,676,108

Equity mutual funds

 Frank Russell--Real Estate
 Securities Fund          1,768 units       46,700     54,552
 Frank Russell--Equity I  2,984 units       89,566     91,045
 Frank Russell--Equity II   673 units       19,521     22,186
 Frank Russell--Equity III 4,953 units     148,948    147,591
 Frank Russell--Equity Q  2,563 units       84,753     92,004
 Frank Russell--International Fund3,567 units129,434  123,428
 Dreyfus A BDS Plus Fund    568 units        8,222      8,342
 Dreyfus Appreciation Fund  130 units        4,004      4,221
 Dreyfus New Leaders Fund   120 units        5,314      5,340
 Janus Fund                 314 units        8,514      7,808
 Templeton Foreign Fund Cl11,091 units      11,995     10,854
 Vista Balanced Fund A      770 units       11,197     11,441
 Vista Capital Growth Fund ClA485 units     20,708     21,136
      ADM Savings And Investment Plan For Hourly Employees
    Item 27a--Schedule of Assets Held for Investment Purposes

                           (continued)


 Vista Growth & Income Fund ClA452 units    19,213     18,928
 Vista US Treasury Income Fund A355 units    3,930      4,015
 Frank Russell--Global Balanced Fund 722 units14,666   15,760
 Frank Russell--Domestic Conservative
   Balanced Fund            314 units        4,834      5,224
 Frank Russell--Aggressive Balanced
   Fund                   1,828 units       21,788     23,172
 Frank Russell--Global Equity Fund 1,039 units23,543   24,893
                                        __________ __________

                                           676,850    691,940

Frank Russell--Commingled capital 10,912 units179,748 193,303 contract fund

Participant loans         Various notes bearing
                          interest at 9.25% to 9.50%
                                                  -    277,651

Commingled fixed income funds
 Federated High Yield Trust1,680 units      14,443     16,199
 Federated International Income
 Fund                     5,967 units       63,150     61,701
 Frank Russell--Multistrategy
 Bond Fund               10,647 units      220,082    229,014
 Frank Russell--Diversified
 Bond Fund                1,571 units       15,555     16,374
                                        __________ __________
                                           313,230    323,288
                                        __________ __________
Total assets held for investment purposes          $33,339,222
$49,437,651
                                         ========== ==========


* Indicates party-in-interest to the Plan.
11

     PAGE 12
[CAPTION]

              ADM Savings And Investment Plan For Hourly Employees

                                EIN:  41-0129150

                                   Plan:  027

                  Item 27d--Schedule of Reportable Transactions
                          Year ended December 31, 1997

Identity    Description   Purchase   Selling    Cost of   Current    Net
of Party     of Asset/    Price      Price      Asset     Value of   Gain
Involved    Transaction                                   Asset on   (Loss)
                                                         Transactio
                                                         n Date
Category
(iii)-
Series
 of
Transactio
ns
National    Prime Cash
City Bank   Money Market
            Fund:
           Purchased
           2,945,613     $2,945,613            $2,945,61 $2,945,61
           units in 144                        3         3
           transactions
            Sold
           2,898,119                $2,898,1                        $   -
           units in 102             19         2,898,119 2,898,119
           transactions
Archer      Archer
Daniels     Daniels
Company     Midland
           Company
           common stock
            Sold 103,132
           shares in 61                                             805,595
           transactions             2,129,73   1,324,138 2,129,733
                                    3
            Purchased
           17,898 shares
            in 7            367,240
           transactions                        367,240   367,240

There were no category (i), (ii) or (iv) transactions during the year.
12
     PAGE 13
                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY




                            /s/ DOUGLAS J. SCHMALZ
                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 25, 1998

13
     PAGE 14

                                                     Exhibit 23





                 CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-58387 dated April 3, 1995) pertaining to the ADM Savings and Investment Plan for Hourly Employees of our report dated May 11, 1998 with respect to the financial statements and schedules of the ADM Savings and Investment Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1997.





                                        /s/ ERNST & YOUNG LLP
                                        ERNST & YOUNG LLP

Minneapolis, Minnesota

June 25, 1998
14